SECURITIES AND EXCHANGE COMMISSION
RECEIVED SEC

18005703

MAR 01 2018

DIVISION OF TRADING & MARKETS

DM

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MAR 01 2018

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-066593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weild Capital, LLC (dba Weild & Co.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 29th Street, Suite 402
(No. and Street)

Boulder	CO	80303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Weild, 646-472-9603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

123 E. Lake St., Ste. 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Weild IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weild Capital, LLC (dba Weild & Co.), as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

JENNIFER YAM
Notary Public, State of New York
Qualified in Queens County
No. 01YA6301524
My Commission Expires 04/14/2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weild Capital, LLC
dba Weild &Co.

FINANCIAL STATEMENTS
AND
Report of Independent Registered Public Accounting Firm

December 31, 2017

Weild Capital , LLC
dba Weild & Co.

Contents

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Weild Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weild Capital, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Weild Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Weild Capital, LLC's management. Our responsibility is to express an opinion on Weild Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Weild Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Weild Capital, LLC's financial statements. The supplemental information is the responsibility of Weild Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Weild Capital, LLC's auditor since 2010.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 13, 2018

Weild Capital , LLC
dba Weild & Co.

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	1,525,333
Accounts Receivable Net of (Allowance for Doubtful Accounts of 300,000)		683,000
Prepaid Expenses		327
Total assets		2,208,660
Liabilities & Members' equity		
Due to Consultants	$	1,987,500
Accounts Payable		11,200
Members' equity		209,960
Total Liabilities and members' equity		2,208,660

See accompanying notes to financial statements.

Weild Capital , LLC
dba Weild & Co.

Statement of Operations

For the year ended December 31, 2017

Revenue		
Retainer & Service fee income	$	6,691,386
Interest income		54
Total revenue		6,691,440
Expenses		
Consulting fees		5,646,325
Professional fees		21,925
Rent		12,000
Regulatory Fees		50,038
Bad Debt Expense		300,000
Other operating expenses		9,480
Total expenses		6,039,768
Net Income (loss)	$	651,672

See accompanying notes to financial statements.

Weild Capital , LLC
dba Weild & Co.

Statement of changes in Members' Equity

For the year ended December 31, 2017

Members' equity, beginning of year	$	150,576
Capital contributions		27,337
Capital withdrawals		(619,625)
Net income (loss)		651,672
Members' equity, end of year	$	209,960

See accompanying notes to financial statements.

Weild Capital , LLC
dba Weild & Co.

Statement of Cash Flows

For the year ended December 31, 2017

Cash flows from operating activities		
Net Income (loss)	$	651,672
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Bad Debt Expense		300,000
Changes in Receivables and Payables		
Accounts Receivable		(733,000)
Prepaid Expenses		(17)
Due to Consultants		1,758,000
Accounts Payable		(179)
Net cash provided (used) by operating activities		1,976,476
Cash flows from financing activities		
Capital withdrawals		(619,625)
Capital Additions		27,337
Net cash provided (used) by financing activities		(592,288)
Net change in cash and cash equivalents		1,384,188
Cash and cash equivalents, beginning of year		141,145
Cash and cash equivalents, end of year	$	1,525,333

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Weild Capital LLC (the "Company"), formerly IssuWorks Capital LLC and The National Research Standard, Inc. ("NRS"), a New York Limited Liability Corporation, is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Weild & Co. Inc. formerly known as IssuWorks Capital LLC and Capital Markets Advisory Partners, LLC ("the Parent"). Mr. David Weild IV is the majority shareholder of the Parent.

NRS was a wholly-owned subsidiary of The National Research Exchange Inc. ("NRE"). NRS was initially organized during 2004 as a limited liability company and during 2004 the members exchanged their member investments for shares of common stock of NRS. On October 13, 2007, NRE sold NRS to David Weild IV who changed the name from NRS to CMA Partners, LLC.

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Fair Value- Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3)

ASC 820 did not have a material impact on the Company's financial statements.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for income taxes because the members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities for the last three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

The Company generates retainer and service income from providing consulting and introducing its asset manager customers to other broker-dealers who will provide certain operations services among others. Retainer and service income and related expenses are recognized when earned or incurred.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $ 141,633 which exceeded the requirement by $8,387.

3. Related party transactions

The Company has an Expense Sharing Agreement with Weild & Co., Inc. During the year the company paid approximately $18,000 to the parent for expenses paid on behalf of the company.

4. Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible.

5. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

6. Subsequent events

These financial statements were approved by management and available for issuance on February 13, 2018. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

Weild Capital , LLC
dba Weild & Co.

Supplemental Information

December 31, 2017

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	209,960
Less: Accounts Receivable in excess of allowable		(68,000)
Other non -allowable assets		(327)
Net capital		141,633
Haircut		-
Adjusted net capital		141,633
Net minimum capital requirement of 6.67% of aggregate indebtedness of $1,998,700 or $100,000 whichever is greater		133,247
Excess net capital	$	8,387

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2017, as amended	$	141,634
No reconciling items		1
Net capital per above computation	$	141,633

There were no material differences in the above computation and the Company's corresponding unauditied FOCUS report (Form X-17A-5) filing as of December 31, 2017

See report of Independent Registered Public Accounting Firm.

Weild Capital , LLC
dba Weild & Co.

Supplemental Information

December 31, 2017

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

See report of Independent Registered Public Accounting Firm.

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members of Weild Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Weild Capital, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Weild Capital, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Weild Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Weild Capital, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in amended Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in amended Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in amended Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 13, 2018

— AMENDED RETURN —

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WEILD CAPITAL LLC
WEILD + Co
777 29th ST STE 402
BOULDER CO 80303-2316

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 10,037.16
B.	Less payment made with SIPC-6 filed (exclude interest) 7/17/17 Date Paid	(292.64)
C.	Less prior overpayment applied	(3,553.06)
D.	Assessment balance due or (overpayment) AMOUNT PAID 1/18/18	< 4,218.60 >
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,972.86

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☒
Total (must be same as F above) $ 1,972.86

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WEILD CAPITAL LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the_____ day of______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,691,440

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____________

(2) Net loss from principal transactions in securities in trading accounts. ____________

(3) Net loss from principal transactions in commodities in trading accounts. ____________

(4) Interest and dividend expense deducted in determining item 2a. ____________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____________

(7) Net loss from securities in investment accounts. ____________

Total additions ____________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____________

(2) Revenues from commodity transactions. ____________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____________

(4) Reimbursements for postage in connection with proxy solicitation. ____________

(5) Net gain from securities in investment accounts. ____________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________

Enter the greater of line (i) or (ii) ____________

Total deductions ____________

2d. SIPC Net Operating Revenues $ 6,691,440

2e. General Assessment @ .0015 Rate effective 1/1/2017 $ 10,037.16

(to page 1, line 2.A.)

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Weild Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Weild Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Weild Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Weild Capital, LLC stated that Weild Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Weild Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Weild Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 13, 2018

WEILD&CO.

January 25, 2018

Weild Capital, LLC (d/b/a Weild & Co.) Assertions

Weild & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Weild & Co.

I, David Weild IV, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

17438D0E885B41C...

David Weild IV
Managing Member
2/1/2018